

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 17, 2017

<u>Via E-mail</u>
Mr. Kevin J. Jacobs
Chief Financial Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

>   **Re: Hilton Worldwide Holdings Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed February 15, 2017**
>   **File No. 1-36243**

Dear Mr. Jacobs:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to our comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>RevPAR, page 47</u>

1. You disclose that a currency neutral basis is when all periods use the same exchange rates. Please revise future filings to clarify which period's exchange rate is used.

<u>Consolidated Financial Statements, page 73</u>

2. Please tell us how you determined it was not necessary to classify the assets and liabilities of Park and HGV as held for sale as of December 31, 2016. Further, please

tell us how you determined it was not necessary to reclassify the Park and HGV results of operations as discontinued operations for the periods presented. Please refer to ASC 205-20-45.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
    Commodities